# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Veradermics, Incorporated, CIK 0001827635
CUSIP: 922967104
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Date of event which requires filing of this statement: 11/11/2026
Filed by CIK 0002018312
Persons authorized to receive notices and communications: Patrick G. Enright, Managing M, Longitude Capital Partners IV, LLC, 2740 Sand Hill Road, 2nd Floor, Menlo Park, California (CA), 94025, (650) 854-5700

## Reporting persons
- Longitude Capital Partners V, LLC (CIK 0002018312): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,350,399; sole dispositive power 0; shared dispositive power 2,350,399; aggregate amount beneficially owned 2,350,399 (5.6% of the class)
  Comment: All shares are held of record by LVPV (as defined in Item 2(a) below). LCPV (as defined in Item 2(a) below) is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer (as defined in Item 1(a) below) in its quarterly report filed with the United States Securities and Exchange Commission (the Commission) on November 10, 2026 (the Form 10-Q).
- Longitude Venture Partners V, L.P. (CIK 0001935964): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,350,399; sole dispositive power 0; shared dispositive power 2,350,399; aggregate amount beneficially owned 2,350,399 (5.6% of the class)
  Comment: All shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q.
- Longitude 103.8 East Partners, LLC (CIK 0002094273): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,803,474; sole dispositive power 0; shared dispositive power 1,803,474; aggregate amount beneficially owned 1,803,474 (4.3% of the class)
  Comment: All shares are held of record by L103 (as defined in Item 2(a) below). L103P (as defined in Item 2(a) below) is the general partner of L103 and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q.
- Longitude 103.8 East, L.P. (CIK 0002094269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,803,474; sole dispositive power 0; shared dispositive power 1,803,474; aggregate amount beneficially owned 1,803,474 (4.3% of the class)
  Comment: All shares are held of record by L103. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to these securities. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting and dispositive power with respect to these securities.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q.
- Patrick G. Enright (CIK 0001253886): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,153,873; sole dispositive power 0; shared dispositive power 4,153,873; aggregate amount beneficially owned 4,153,873 (9.8% of the class)
  Comment: Consists of (i) 2,350,399 shares of Common Stock held of record by LVPV, and (ii) 1,803,474 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to the shares held by L103. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P and may each be deemed to share voting and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q.
- Juliet Tammenoms Bakker (CIK 0001431159): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,153,873; sole dispositive power 0; shared dispositive power 4,153,873; aggregate amount beneficially owned 4,153,873 (9.8% of the class)
  Comment: Consists of (i) 2,350,399 shares of Common Stock held of record by LVPV, and (ii) 1,803,474 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting and dispositive power with respect to the shares held by L103. Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P and may each be deemed to share voting and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Veradermics, Incorporated
Address of issuer's principal executive offices: 470 James Street, New Haven, Connecticut (CT), 06513
Comment:
Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Commission on February 2, 2026, as amended by Amendment No. 1 filed with the Commission on May 5, 2026 (the Original Schedule 13D) and is being filed by Longitude Capital Partners V, LLC (LCPV), Longitude Venture Partners V, L.P. (LVPV), Longitude 103.8 East Partners, LLC (L103P) and Longitude 103.8 East, L.P. (L103 and together with LCPV, LVPV and L103P, the Reporting Entities) and Patrick G. Enright, a member of the Issuer's board of directors, and Juliet Tammenoms Bakker (together, the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons. The Reporting Persons expressly disclaim status as a group for purposes of this Schedule 13D. The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person's pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Statement have the meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference and amended by adding the following paragraphs:

On November 11, 2026, LVPV sold 250,000 shares of Common Stock at a sale price of $150.38 per share and an aggregate sale price of $37,595,000.

On November 11, 2026, L103 sold 250,000 shares of Common Stock at a sale price of $150.38 per share and an aggregate sale price of $37,595,000.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See Items 7-11 of the cover pages of this Statement and Item 2 above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Longitude Capital Management Co. LLC (LCM), the investment advisor of LVPV and L103, and Seven Fleet Advisors LLC (together with its affiliates, Seven Fleet) have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Seven Fleet may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act.

As of the date hereof, based on information provided by or on behalf of Seven Fleet, Seven Fleet may be deemed to be the beneficial owner of 80,000 shares of Common Stock, constituting 0.2% of the number of shares of Common Stock outstanding (based on 42,195,472, shares of Common Stock outstanding as of November 5, 2026, as reported by the Issuer in the Form 10-Q). Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 and Item 5(a) above. Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: The information set forth in Item 5(d) of the Original Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 3 of this Statement and Item 6 of the Original Schedule 13D is incorporated herein by reference.

## Signatures
- Longitude Capital Partners V, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/13/2026)
- Longitude Venture Partners V, L.P.: By Longitude Capital Partners V, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/13/2026)
- Longitude 103.8 East Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/13/2026)
- Longitude 103.8 East, L.P.: By Longitude 103.8 East Partners, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (11/13/2026)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (11/13/2026)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (11/13/2026)